UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Major Shareholding

August 7, 2013 – 8:00 am CET

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, August 7, 2013 – Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold 5% being crossed downwards by BlackRock which now owns 4.95% of Delhaize Group’s voting rights as follows:

Holders of voting rights	Number of voting rights from previous notification	Current number of voting rights	Current percentage of voting rights
BlackRock, Inc.	0	0	0.00%
BlackRock Advisors, LLC	7 230	7 230	0.01%
BlackRock Financial Management, Inc.	128 772	130 091	0.13%
BlackRock Investment Management, LLC	102 469	102 557	0.10%
BlackRock Investment Management (Australia) Limited	10 810	10 810	0.01%
BlackRock (Luxembourg) S.A.	10 743	10 743	0.01%
BlackRock (Netherlands) B.V.	18 110	18 110	0.02%
BlackRock Fund Managers Limited	44 032	44 032	0.04%
BlackRock Life Limited	412 170	408 539	0.40%
BlackRock Asset Management Australia Limited	46 648	45 802	0.04%
BlackRock Asset Management Canada Limited	37 377	37 377	0.04%
BlackRock Asset Management Deutschland AG	251 540	251 540	0.25%
BlackRock Asset Management Ireland Limited	478 899	479 094	0.47%
BlackRock Advisors (UK) Limited	438 090	369 896	0.36%
BlackRock Fund Advisors	583 106	590 818	0.58%
BlackRock International Limited	22 843	23 208	0.02%
BlackRock Institutional Trust Company, National Association	2 294 394	2 294 292	2.25%
BlackRock Japan Co., Ltd.	175 360	175 884	0.17%
BlackRock Investment Management (UK) Limited	46 261	46 467	0.05%
iShares (DE) I Investmentaktiengesellschaft mit Teilvermögen	6 061	6 061	0.01%

TOTAL	5 114 915	5 052 551	4.95%

On August 2, 2013, BlackRock Investment Management (UK) Limited notified Delhaize Group that as of July 31, 2013 BlackRock owned 5 052 551 Delhaize Group shares, representing 4.95% of its voting rights. The denominator is 102 095 604 shares.

According to the notification that Delhaize Group received from BlackRock Investment Management (UK) Limited on August 2, 2013 BlackRock, Inc. is the ultimate controller of the legal entities listed above. The latter, however, are the discretionary investment managers that hold the Delhaize Group shares and exercise the voting rights.

»Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of the first quarter of 2013, Delhaize Group’s sales network consisted of 3 411 stores. In 2012, Delhaize Group posted €22.6 billion ($29.0 billion) in revenues and €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 8, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President